P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
16 Palace Street
London SW1E 5JQ

+44 (0)20 7901 4000
+44 (0)20 7901 4013
www.pogroup.com

Head Office 16 Palace Street,
London SW1E 5JQ England

Incorporated by Royal Charter
with limited liability
Company Number Z73

26 January 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

Recommended cash acquisition of The Peninsular and Oriental Steam Navigation Company ("P&O") by PSA Venture (UK) Limited (the "Offeror"), a wholly owned subsidiary of PSA International Pte Ltd ("PSA")

I enclose a copy of a news release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

enc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM CANADA, JAPAN OR THE UNITED STATES

26 January 2006

Recommended cash acquisition of The Peninsular and Oriental Steam Navigation Company ("P&O") by PSA Venture (UK) Limited (the "Offeror"), a wholly owned subsidiary of PSA International Pte Ltd ("PSA")

Summary

The Board of Directors of the Offeror and P&O today announce that they have reached agreement on the terms of a recommended cash offer for the acquisition of the entire issued and to be issued Deferred Stock of P&O (the "**Offer**").

The Offer values each unit of Deferred Stock at 470 pence, valuing the entire existing issued Deferred Stock of P&O at approximately £3,545 million. A Loan Note Alternative will also be provided to Deferred Stockholders as part of the terms of the Offer.

At completion of the Offer, the operations of P&O will be merged with those of the Offeror's parent, Singapore based PSA, creating one of the world's largest port operators.

The Offeror believes that the Offer represents compelling value for all P&O Deferred Stockholders equating to:

(i) a premium of approximately 55 per cent. to the Closing Price of 303.5 pence for each unit of Deferred Stock on 27 October 2005, the last business day prior to the speculation regarding a possible offer for P&O;

(ii) a premium of approximately 6 per cent. to the price payable for each unit of Deferred Stock under the Thunder Offer; and

(iii) a 2004 price earnings multiple of 26.0x.

Proposals are being made by the Offeror to the holders of Concessionary Stock on terms similar to those available under the Thunder Offer, including providing them with the opportunity to continue to enjoy concessionary fares on P&O Ferries with the Offeror acquiring the corresponding units of Concessionary Stock.

Proposals are being made by the Offeror to holders of Preferred Stock on terms similar to those available under the Thunder Offer.

The conditions to the Offer are set out in Appendix I. In particular, PSA would like to draw attention to the 50 per cent. acceptance condition.

The directors of P&O, who have been so advised by Citigroup Global Markets Limited ("Citigroup") and N M Rothschild & Sons Limited ("Rothschild"), consider the terms of the Offers (constituting the Offer, the Concessionary Offer and the Preferred Offer) to be fair and reasonable. In providing advice to the directors of P&O, Citigroup and Rothschild have taken into account the commercial assessments of the directors of P&O. Accordingly, the directors of P&O unanimously recommend the Offers and have withdrawn their recommendation of the Thunder Offer.

Mr Fock Siew Wah, Chairman of PSA, said: "I strongly believe that the combination of PSA and P&O, two great companies with complementary strategic, operational and geographical growth positions, will create the strongest business platform that will enable us to serve our global customers better and deliver significant value in the future to our stakeholders. We will have an enlarged port group that will have the financial resources, scale and global connectivity to compete even more effectively and successfully in the port marketplace.

It is our intention to integrate quickly in order to add value to the businesses of the combined group, including ferries. We also recognise the importance of P&O's workforce to our future success and look forward to welcoming them into the enlarged Group.

We are also pleased that Robert Woods, CEO of P&O, has agreed to stay on in the enlarged group to ensure a smooth transition. Robert will be CEO of the UK businesses and Chairman of the Ferries Division."

Sir John Parker, P&O's Chairman said: "PSA's Offer to Deferred Stockholders of 470p represents a 6% increase over Thunder's offer of 443p. With regard to deliverability, PSA has given us undertakings to meet any requirements of the regulatory authorities.

PSA will be a strong owner of P&O's businesses. We welcome their statement regarding the role P&O's management and employees will continue to play in the ongoing success of the new group across all business divisions."

PSA is being advised on the Offers by UBS Investment Bank and Goldman Sachs International.

This summary should be read in conjunction with, and is subject to, the full text of the attached Rule 2.5 announcement. The Offers are conditional on the satisfaction of the conditions and terms set out in Appendix I of the Rule 2.5 announcement.

ENQUIRIES

PSA
Fock Siew Wah
Eddie Teh

Tel: +44 (0) 20 7353 4200

UBS Investment Bank
(financial adviser and corporate broker to the Offeror and PSA)

Tom Cooper
Jonathan Rowley

Tel: +44 (0) 20 7567 8000

Goldman Sachs International
(financial adviser to the Offeror and PSA)

Nick Reid
Akshaya Prasad

Tel: +44 (0) 20 7774 1000

Tulchan Communications
(PR adviser to the Offeror and PSA)

Andrew Grant
David Trenchard

Tel: +44 (0) 20 7353 4200

P&O
Sir John Parker
Nick Luff

Tel: +44 (0) 20 7404 5959

Citigroup
(financial adviser and corporate broker to P&O)

Robert Swannell
Peter Tague
Wendell Brooks
David Plowman

David James (corporate broking)
Simon Alexander (corporate broking)

Tel: +44 (0) 20 7986 4000

Rothschild
(financial adviser to P&O)

Nigel Higgins
Crispin Wright
Ravi Gupta

Tel: +44 (0) 20 7280 5000

Morgan Stanley
(corporate broker to P&O)

Nick Wiles
Tim Pratelli

Tel: + 44 (0) 20 7425 8000

Brunswick Group
(PR adviser to P&O)

Sophie Fitton
Kate Miller

Tel: +44 (0) 20 7404 5959

The Offer Document and the Forms of Acceptance will be posted to P&O Stockholders and, for information only, to participants in the P&O Stock Schemes (other than, in each case, to persons with addresses in any Restricted Jurisdiction), as soon as practicable and in any event within twenty-eight days of this announcement unless otherwise agreed with the Panel.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Offers will be made solely by the Offer Document and the Forms of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offers, including details of how the Offers may be accepted.

UBS Limited ("UBS" or "UBS Investment Bank") is acting exclusively as financial adviser and corporate broker to PSA and the Offeror in connection with the Offers and no one else and will not be responsible to anyone other than PSA and Offeror for providing the protections afforded to customers of UBS or for providing advice in relation to the Offers or any other matter referred to in this announcement.

Goldman Sachs International ("Goldman Sachs") is acting exclusively as financial adviser to PSA and the Offeror in connection with the Offers and no one else and will not be responsible to anyone other than PSA and Offeror for providing the protections afforded to customers of Goldman Sachs or for providing advice in relation to the Offers or any other matter referred to in this announcement.

Citigroup Global Markets Limited ("Citigroup") is acting as financial adviser and corporate broker to P&O and no one else in connection with the Offers and will not be responsible to any other person for providing the protections afforded to clients of Citigroup or for providing advice in relation to the Offers or any other matters referred to in this announcement.

N M Rothschild & Sons Limited ("Rothschild") is acting as financial adviser to P&O and no one else in connection with the Offers and will not be responsible to any other person for providing the protections afforded to clients of Rothschild or for providing advice in relation to the Offers or any other matters referred to in this announcement.

Morgan Stanley & Co Limited ("Morgan Stanley") is acting as corporate broker to P&O and no one else in connection with the Offers and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offers or any other matters referred to in this announcement.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this announcement and any formal documentation relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and will not be capable of acceptance by any such use, instrumentality or facility within any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. The Offers (unless otherwise determined by PSA and the Offeror and permitted by applicable law and regulation) will not be made, directly or indirectly, in or into, or by the use of mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offers will not be capable of acceptance by any such use, means, instrumentality or facilities.

The ability of P&O Stockholders who are not resident in the United Kingdom to accept the Offers may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Loan Notes to be issued to Deferred Stockholders in connection with the Offer have not been, and will not be listed on any stock exchange, and have not been and will not be, registered under the Securities Act or under the securities laws of any state, territory, district or other jurisdiction of the United States, and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia, Japan or any other jurisdiction in which the offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes. The Loan Notes are not being, and may not be, offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia, Japan or any other jurisdiction in which the offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes or to, or for, the account or benefit of, any US person or any person resident in the United States, Canada, Australia, Japan or any other such jurisdiction.

Terms used in this summary shall have the meaning given to them in Appendix III to the attached Rule 2.5 announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of P&O, all "dealings" in any "relevant securities" of P&O (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3:30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes or is declared unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of P&O, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of P&O by PSA or P&O, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward Looking Statements

This announcement contains statements about PSA, the Offeror and P&O that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans', 'believes', 'expects', 'aims', 'intends', 'will', 'may', 'anticipates', 'estimates', 'projects' or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of PSA's, the Offeror's or P&O's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on PSA's, the Offeror's or P&O's business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of PSA, the Offeror or of P&O. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to PSA, the Offeror or P&O or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and neither PSA, the Offeror nor P&O undertakes any obligation to update publicly or revise any forward-looking statements.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM CANADA, JAPAN OR THE UNITED STATES

26 January 2006

RECOMMENDED CASH OFFERS

to be made by
UBS INVESTMENT BANK & GOLDMAN SACHS INTERNATIONAL

on behalf of PSA Venture (UK) Limited ("the Offeror")

a company wholly owned by PSA International Pte Ltd ("PSA")

for

The Peninsular and Oriental Steam Navigation Company ("P&O")

1. Introduction

On 29 November 2005, Thunder and P&O announced a recommended cash offer for P&O, to be effected by way of scheme of arrangement, valuing each unit of Deferred Stock at 443p. On 20 December 2005, P&O issued its scheme document and invited P&O Stockholders to vote on the Thunder Offer at the Thunder Scheme Meetings on 20 January 2006.

On 9 January 2006 PSA made an approach to P&O with respect to a potential offer for P&O. Accordingly, on 10 January 2006 P&O announced that it intended to adjourn the Thunder Scheme Meetings for approximately two weeks in order to allow PSA a limited period to make a firm offer. Since then, PSA has reviewed the due diligence information provided to it by P&O and has held discussions with P&O management, the trustees of the P&O UK Pension Scheme as well as other key stakeholders in the Company. On 20 January the Thunder Scheme Meetings were adjourned to a date no later than 15 February 2006.

Following completion of its due diligence, PSA has determined that it wishes to make an offer to P&O's Deferred Stockholders. Accordingly, the Board of Directors of the Offeror and P&O today announce that they have reached agreement on the terms of recommended cash offers, to be made by UBS Investment Bank and Goldman Sachs International on behalf of the Offeror, for the acquisition of the entire issued and to be issued Deferred Stock, Concessionary Stock and Preferred Stock of P&O.

The Offeror is a newly-formed English company established for the purpose of acquiring P&O, and is an indirect wholly owned subsidiary of PSA.

2. The Offer

Under the Offer, which will be subject to the conditions set out in Appendix I and to the full terms and conditions to be set out in the Offer Document, P&O Deferred Stockholders will receive:

for each unit of P&O Deferred Stock **470 pence in cash**

The Offer values the entire existing issued and to be issued Deferred Stock capital of P&O at approximately £3,545 million. A Loan Note Alternative will also be provided on terms similar to those in the Thunder Offer.

The Offeror believes that the Offer represents compelling value for all P&O Deferred Stockholders, equating to:

(i) a premium of approximately 55 per cent. to the Closing Price of 303.5 pence for each unit of Deferred Stock on 27 October 2005, the last business day prior to the speculation regarding a possible offer for P&O;

(ii) a premium of approximately 6 per cent. to the price payable per unit of Deferred Stock under the Thunder Offer; and

(iii) a 2004 price earnings multiple of 26.0x.

The Offer is subject to a minimum acceptance condition of 50 per cent. of P&O's fully diluted voting stock capital.

The Offer extends to all units of Deferred Stock unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as the Offeror may, subject to the City Code, decide). The units of Deferred Stock will be acquired pursuant to the Offer by, or on behalf of, the Offeror fully paid and free from all liens, equities, mortgages, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including all voting rights and the right to receive and retain all dividends and other distributions announced, declared, made or paid on or after the date of this announcement together with all interest accrued thereon. If any dividend, other distribution or return of capital is declared, made or paid on or after the date of this announcement, the Offeror reserves the right to reduce the Offer Price by the amount of such dividend, distribution or return of capital.

The sources and bases of certain financial information contained in this announcement are set out in Appendix II.

3. Disclosure of interests in P&O

PSA currently owns 30,782,948 units of Deferred Stock, representing approximately 4.1 per cent. of the issued Deferred Stock of P&O.

4. Concessionary Stock

In line with the statement released by P&O on 10 January 2006, the Offeror is making an offer for the Concessionary Stock on terms similar to those available under the Thunder Offer. The Concessionary Offer is subject to the Offer becoming or being declared unconditional in all respects.

Under the terms of the Concessionary Offer, Concessionary Stockholders will receive:

for each unit of Concessionary Stock	**£1.20 (plus an amount equal to any accrued dividend) in cash**

Concessionary Stockholders are able to elect to receive in respect of the whole or any part of their holding of Concessionary Stock, as an alternative to the 120 pence cash consideration to which they would have been entitled under the Concessionary Offer, the following:

for each unit of Concessionary Stock	**£1 (plus an amount equal to any accrued dividend) in cash plus one Concessionary Unit providing continuing rights to discounted ferry fares**

Concessionary Stockholders who elect for £1 plus an amount equal to any accrued dividend in cash plus a Concessionary Unit will be entitled to the same discounted fares on certain P&O car ferries as they would have been entitled to under the Concessionary Fare Scheme if they had held the same number of units of Concessionary Stock. Discounts will continue to be calculated by reference to the number of Concessionary Units held.

Upon the Offer being or becoming declared unconditional in all respects, P&O Ferries will enter into the Concessionary Fare Deed Poll which will be on the same terms proposed by Thunder in the Thunder Offer. Such deed poll, a summary of the terms of which will be included in the Offer Document, will replicate those rights attaching to Concessionary Stock to which Concessionary Stockholders are currently entitled under the Concessionary Fare Scheme.

It is important to note that holders of the Concessionary Units will no longer be Stockholders in P&O. In the event that the Concessionary Fare Scheme ceases to operate, holders of Concessionary Units will be entitled to receive a cash payment of 20 pence per Concessionary Unit held. This payment is intended to replicate the existing right of Concessionary Stockholders under the Concessionary Fare Scheme to receive a payment of £1.20 in the event that the Concessionary Fare Scheme was discontinued by P&O.

Concessionary Stockholders will have already received the £1 cash consideration under these Proposals and the additional 20 pence payment in the event that the Concessionary Fare Scheme is discontinued will replicate the existing right to a payment of £1.20.

The Concessionary Units will be transferable but will not be listed on any stock exchange.

Further details of this proposal will be set out in the Offer Document to be sent to P&O Stockholders in due course.

5. Preferred Stock

In line with the statement released by P&O on 10 January 2006, the Offeror is making an offer for the Preferred Stock on terms similar to those available under the Thunder Offer. The Preferred Offer is subject to the Offer becoming or being declared unconditional in all respects.

Under the terms of the Preferred Offer, Preferred Stockholders will receive:

for each unit of Preferred Stock	**£1 (plus an amount equal to any accrued dividend) in cash plus such sum as would have been paid to them in accordance with Regulation 5(b)(ii) of the Company's Charter as if the Company had gone into liquidation and the liquidation had commenced on the date the Offer becomes or is declared unconditional in all respects**

Further details of this proposal will be set out in the Offer Document to be sent to P&O Stockholders in due course.

6. Financing of the Offers

Full acceptance of the Offers (and assuming the exercise of all options) would result in a maximum cash consideration of approximately £3.7 billion being payable by the Offeror to P&O Stockholders. This cash consideration will be provided from funding available to PSA and its subsidiaries. Accordingly, Kranji (Netherlands) Investment BV an indirect wholly owned subsidiary of PSA and the Offeror's immediate parent company has entered into committed debt financing agreements arranged and underwritten equally by Goldman Sachs International, The Royal Bank of Scotland plc and UBS AG to fund the Offers and to enable the Offeror to fulfil its commitments under the terms of the Offers. Further information on the financing of the Offers will be set out in the Offer Document.

7. Background to and reasons for the recommendation of the Offers by the directors of P&O

On 20 December 2005, the Board of P&O wrote to Stockholders to explain why the Board was unanimously recommending Thunder's acquisition of P&O to be implemented by way of Court sanctioned schemes of arrangement. Under the terms of the acquisition, Thunder has offered 443 pence in cash for each unit of deferred stock. Proposals have also been made to Preferred Stockholders and Concessionary Stockholders.

On 10 January 2006, P&O announced that it had received an approach from PSA which may lead to an offer to acquire the whole of the P&O Deferred Stock at 470 pence in cash per unit, subject to satisfying a number of preconditions.

In determining whether to continue to recommend Thunder's Offer or to recommend the Offers, the Board of P&O has considered both the value being offered to P&O Deferred Stockholders and the conditions attached to each offer.

With respect to value, the Offer for the whole of the P&O Deferred Stock at 470 pence in cash per unit is superior to Thunder's Offer of 443 pence in cash per unit. The value of the offers being made to Preferred Stockholders and Concessionary Stockholders by Thunder and PSA are identical.

With respect to the conditions attached to each offer, the Board of P&O believes that Thunder's acquisition of P&O has been approved by all regulatory authorities and is now conditional principally upon the approval of Stockholders. While PSA has not yet received regulatory approvals for its offer, PSA has given undertakings to P&O that it will take all steps that any regulatory authority may require (including offering, implementing or satisfying, or agreeing to implement or satisfy, all disposals, conditions, obligations and undertakings that may be required by such regulatory authority) to give its consent to, or clearance for, the Acquisition before the latest date when the Offer can be declared unconditional in all respects.

Accordingly, in the light of current circumstances, the Board of P&O believes that it is appropriate to withdraw its recommendation of the Thunder Offer and to recommend the Offers.

8. Recommendation of the Offers

The directors of P&O, who have been so advised by Citigroup and Rothschild, consider the terms of the Offers to be fair and reasonable. In providing advice to the directors of P&O, Citigroup and Rothschild have taken into account the commercial assessments of the directors of P&O. Accordingly, the directors of P&O unanimously recommend the Offers and have withdrawn their recommendation of the Thunder Offer.

9. Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Offer, P&O Deferred Stockholders who validly accept the Offer (other than those in any Restricted Jurisdiction) will be able to elect to receive Loan Notes to be issued by the Offeror on the following basis:

for every £1 of cash consideration **£1 nominal value of Loan Notes**

The Loan Notes, which will be governed by English law, will be structured as non-qualifying corporate bonds for UK tax purposes. The Loan Notes will be obligations secured by way of charge of cash placed on deposit. The Loan Notes will be issued, credited as fully paid, in amounts and integral multiples of £1 nominal value. Each Deferred Stockholder's aggregate entitlement to the Loan Notes will be rounded down to the nearest pound and the balance of consideration will be disregarded and will not be paid in cash.

The Loan Notes will bear interest payable at the Interest Rate, and will pay every six months in arrears. Interest on the Loan Notes will be payable on 30 June and 31 December in each year (or, if not a Business Day, on the first Business Day thereafter). The first interest payment will fall due on 31 December 2006 and will be in respect of the period from (and including) the date of issue of the relevant Loan Note to (but excluding) 31 December 2006 at the Interest Rate.

If valid elections for the Loan Note Alternative have not been received in respect of at least £20 million in aggregate nominal value of the Loan Notes on or before the date the Offer becomes or is declared unconditional in all respects, no Loan Notes will be issued (unless the Board of Directors of the Offeror determines otherwise), in which event all holders of Deferred Stock who have elected for Loan Notes will receive cash in accordance with the terms of the Offer. If at any point in time through the life of the Loan Notes the principal amount outstanding to holders of Loan Notes is less than 20 per cent. of the total principal amount of the Loan Notes originally issued, the Offeror will be entitled to redeem compulsorily all or some of the outstanding Loan Notes.

The Loan Notes will be redeemable, in whole or in part, at the option of the holders on 31 December 2006 (or in the event that the Loan Notes are issued after 30 June 2006, 30 June 2007) and thereafter on any interest payment date falling prior to 31 December 2010 (or, if not a Business Day, on the first Business Day thereafter). Unless previously redeemed or purchased, the Loan Notes will be redeemed on 31 December 2010 (or, if not a Business Day, on the first Business Day thereafter).

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the Securities Act or under the securities laws of any state, territory, district or other jurisdiction of the United States and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the Loan Note Alternative is not being made available to Deferred Stockholders in the United States, Canada, Australia or Japan and the Loan Notes are not being, and may not be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or to, or for the account or benefit of, any US person in the United States, Canada, Australia or Japan or any Restricted Jurisdiction.

The Loan Notes will not be transferable and no application will be made for them to be listed on, or dealt on, any stock exchange or other trading facility.

All dates referred to in this paragraph 9 are based on the currently anticipated timetable for implementation of the Offer and may be subject to change.

The Loan Note Alternative will be conditional on the Offer becoming or being declared unconditional in all respects. The Loan Note Alternative will remain open for acceptance until the Offer becomes or is declared unconditional in all respects. Full details of the Loan Note Alternative will be contained in the Offer Document.

10. Background to and reasons for the Offer

PSA is recognised as one of the world's leading port operators with particular strengths in operational excellence and technology.

On completion of the Offer, PSA would seek to work in global partnership with P&O, bringing relationships, specialist skills and significant strategic, commercial and financial expertise to bear to enhance the performance of the combined business and create a platform for future growth and development.

PSA expects the Offer to be cleared by all relevant regulatory authorities. PSA has contractually committed with P&O to offer, implement or satisfy disposals, conditions, obligations and undertakings that may be required by such regulatory authorities to give their consent to, or clearance for, the Acquisition before the latest date when the Offer can be declared unconditional in all respects.

11. Information on P&O

P&O is a leading international ports and transport company with operations in ports, ferries and property development.

P&O Ports operates 29 container terminals and logistics operations at over 100 ports in 19 countries. The Company's main service is containerised cargo handling based on long-term concessions to operate terminals in ports which offer strong growth opportunities. P&O Ports specialises in origin and destination cargo and in running common user terminals, offering excellent service to all shipping customers. The effectiveness of P&O's terminal operations will be further enhanced with the forthcoming implementation of a proprietary integrated management information system, ISIS, that will be capable of covering all port operations worldwide.

As at 30 June 2005, P&O had some £1.3 billion invested in its portfolio of ports through its regional offices in Mumbai, Sydney, Newark, Manila and Antwerp. It already has over half of its ports assets in the fast growing Asian markets, with terminals in key countries such as India and China. Major opportunities in development include London Gateway Port and Business Park for which the UK Government announced it was 'minded to grant' approval in July last year. When complete, the port will be capable of handling 3.5 million TEU, making it one of the largest in Europe. P&O also provides a range of Maritime Services.

P&O Ferries operates routes for freight and tourist passengers between the UK and France, Belgium, the Netherlands, Ireland and Spain. It operates a total fleet of 26 ships. P&O Ferrymasters, the European road haulage and freight management business, is also part of P&O Ferries.

P&O also has property interests in the US, the UK and Continental Europe.

For the year ended 31 December 2004, as restated in accordance with IFRS, P&O reported consolidated turnover of £2.5 billion, group operating profit before separately disclosable items of £214.5 million and underlying earnings per share of 18.1p. Total equity as at 31 December 2004 was £758.6 million.

For the six months ended 30 June 2005, P&O reported consolidated turnover of £1.3 billion (2004: £1.1 billion), group operating profit before separately disclosable items of £76.9 million (2004: £97.7 million) and underlying earnings per share of 5.9p (2004: 6.5p).

12. Information on PSA

PSA is a global player in the ports and terminals business with investments in 19 port projects in 11 countries – Singapore, Belgium, Brunei, China, India, Italy, Japan, Netherlands, Portugal, South Korea and Thailand. In 2005, PSA expects to handle an estimated 40 million TEUs of containers at all its ports around the world.

PSA is headquartered in Singapore where its flagship Singapore Terminals operates the world's largest transhipment hub. PSA's Singapore Terminals provides shippers with a choice of 200 shipping lines with connections to 600 ports in 123 countries. This includes daily sailings to every major port in the world.

PSA's terminals span half the globe in Asia, China and Europe. Through these port projects, PSA delivers its award-winning service to shipping line customers so that they can enjoy high levels of efficiency and reliability – attributes which have long been the hallmark of PSA. PSA continues to bring its experience and expertise in port management and operations to ports around the world.

PSA also provides a comprehensive range of ocean and harbour marine services, hub-related logistics services and port IT services to complement its global ports and terminals business.

PSA is a pioneer in the innovative application of technology to deliver significant enhancements in efficiency. At PSA's Singapore Terminals, a flow-through gate system processes one truck every 25 seconds, and remotely operated yard cranes are deployed at its new Pasir Panjang Terminal.

For the year ended 31 December 2004 PSA reported consolidated turnover of S$3.6 billion, group operating profit of S$1.2 billion and earnings per share of S$1.45. Total equity as at 31 December 2004 was S$4.0 billion.

13. Management and employees

The Offeror regards the management and employees of P&O as key to the ongoing success of the combined group. The Offeror confirms that following the Offer becoming or being declared unconditional in all respects, the existing employment rights of all employees of P&O will be fully safeguarded.

14. Pensions

The Offeror has reached an agreement in principle with the trustees of the P&O UK Pension Scheme about how the pension scheme will be operated and funded going forward. Under the terms of this agreement, and following P&O's special contribution to the P&O UK Pension Scheme of £100 million in December 2005, a special pension contribution of £25 million will be paid into the P&O UK Pension Scheme by P&O upon the Offer becoming or being declared unconditional in all respects (this amount being reduced by any special pension contribution paid by P&O into the P&O UK Pension Scheme prior to the Offer becoming or being declared unconditional in all respects). Further deficit contributions of £75 million will be paid into the P&O UK Pension Scheme over a 5-year period.

15. P&O Stock Schemes

The Offer will extend to any units of P&O Deferred Stock unconditionally allotted or issued whilst the Offer remains open for acceptance (or by such earlier date as the Offeror may, subject to the City Code, decide) pursuant to the exercise of options or vesting of awards under the P&O Stock Schemes or otherwise. To the extent that options under the P&O Stock Schemes are not so exercised or do not vest, and if the Offer becomes or is declared unconditional in all respects, appropriate proposals will be made to participants in the P&O Stock Schemes in due course. Details of these proposals are expected to be sent to participants in the P&O Stock Schemes in due course.

16. Implementation Agreement

P&O and PSA have entered into an Implementation Agreement, in form similar to that agreed with Thunder (except that PSA is not seeking any inducement or break fee), which provides, inter alia, for the implementation of the Offers and contains certain assurances and confirmations between the parties, including terms regarding the conduct of the business of P&O pending completion of the Offers. PSA has also given certain undertakings that, subject to limited exceptions, it will take such steps as are required (including by waiving relevant Conditions) to ensure that the Offers can be completed on a timely basis.

17. Overseas Stockholders

The availability of the Offers to persons who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Further details in relation to overseas Stockholders will be contained in the Offer Document.

The Offers (unless otherwise determined by PSA and the Offeror and permitted by applicable law and regulation) will not be made, directly or indirectly, in or into, or by the use of mails of or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offers will not be capable of acceptance by any such use, means, instrumentality or facilities.

18. Cancellation of listing

Should the Offeror, by virtue of its stockholdings and acceptances of the Offer, have acquired or agreed to acquire P&O Stock carrying 75 per cent. of the voting rights of P&O, and assuming the Offer becomes or is declared unconditional in all respects and subject to any applicable requirements of the Financial Services Authority, the Offeror intends to procure the making of applications by P&O to the Financial Services Authority for the cancellation of the listing of the Deferred Stock on the Official List of the UK Listing Authority and to the London Stock Exchange for the cancellation of admission to trading of the Deferred Stock on its market for listed securities. If this de-listing and cancellation occurs, it will significantly reduce the liquidity and marketability of the Deferred Stock not assented to the Offer. It is anticipated that the de-listing and cancellation of admission to trading will take effect no earlier than the expiry of 20 Business Days after the date on which the Offeror has by virtue of its stockholdings and acceptances of the Offer acquired or agreed to acquire P&O Stock carrying 75 per cent. of the voting rights of P&O.

Similar proposals will be put forward for the de-listing and cancellation of trading of each of the Concessionary Stock and the Preferred Stock. If these de-listings and cancellations occur, they will significantly reduce the liquidity and marketability of the Concessionary Stock not asserted to the Concessionary Offer and the Preferred Stock not asserted to the Preferred Offer.

19. General

The Offer Document and the Forms of Acceptance will be posted to P&O Stockholders and, for information only, to participants in the P&O Share Schemes (other than, in each case, to persons with addresses in, or residents of, Restricted Jurisdictions), as soon as practicable and in any event within twenty-eight days of the date of this announcement unless agreed otherwise with the Panel.

The Offers and acceptances thereof will be governed by English Law. The Offer will be subject to the applicable requirements of the City Code, the Panel, the London Stock Exchange and the UK Listing Authority.

Save as disclosed in paragraph 3 above, neither the Offeror nor, so far as the Offeror is aware, any person acting in concert with the Offeror, owns or controls any units of P&O Stock or any securities convertible or exchangeable into units of P&O Stock or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any units of P&O Stock or has entered into any derivatives referenced to units of P&O Stock ("Relevant P&O Securities") which remain outstanding, nor does any such person have any arrangement in relation to Relevant P&O Securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant P&O Securities which may be an inducement to deal or refrain from dealing in such securities. "Interest" includes any long economic exposure, whether conditional or absolute, to changes in the prices of securities and a person is treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

The Offer will be subject to the conditions set out in Appendix I and to the full terms and conditions to be set out in the Offer Document and Form of Acceptance. Certain terms used in this announcement are defined in Appendix III.

ENQUIRIES

PSA
Fock Siew Wah
Eddie Teh

Tel: +44 (0) 20 7353 4200

P&O
Sir John Parker
Nick Luff

Tel: +44 (0) 20 7404 5959

UBS Investment Bank
(financial adviser and corporate broker to the Offeror and PSA)

Tom Cooper
Jonathan Rowley

Tel: +44 (0) 20 7567 8000

Citigroup
(financial adviser and corporate broker to P&O)

Robert Swannell
Peter Tague
Wendell Brooks
David Plowman

David James (corporate broking)
Simon Alexander (corporate broking)

Tel: +44 (0) 20 7986 4000

Goldman Sachs International
(financial adviser to the Offeror and PSA)

Nick Reid
Akshaya Prasad

Tel: +44 (0) 20 7774 1000

Rothschild
(financial adviser to P&O)

Nigel Higgins
Crispin Wright
Ravi Gupta

Tel: +44 (0) 20 7280 5000

Tulchan Communications
(PR adviser to the Offeror and PSA)

Andrew Grant
David Trenchard

Tel: +44 (0) 20 7353 4200

Morgan Stanley
(corporate broker to P&O)

Nick Wiles
Tim Pratelli

Tel: + 44 (0) 20 7425 8000

Brunswick Group
(PR adviser to P&O)

Sophie Fitton
Kate Miller

Tel: +44 (0) 20 7404 5959

The Offer Document and the Forms of Acceptance will be posted to P&O Stockholders and, for information only, to participants in the P&O Stock Schemes (other than, in each case, to persons with addresses in any Restricted Jurisdiction), as soon as practicable and in any event within twenty-eight days of this announcement unless otherwise agreed with the Panel.

This announcement does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Offers will be made solely by the Offer Document and the Forms of Acceptance accompanying the Offer Document, which will contain the full terms and conditions of the Offers, including details of how the Offers may be accepted.

UBS Limited ("UBS" or "UBS Investment Bank") is acting exclusively as financial adviser and corporate broker to PSA and the Offeror in connection with the Offers and no one else and will not be responsible to anyone other than PSA and Offeror for providing the protections afforded to customers of UBS or for providing advice in relation to the Offers or any other matter referred to in this announcement.

Goldman Sachs International ("Goldman Sachs") is acting exclusively as financial adviser to PSA and the Offeror in connection with the Offers and no one else and will not be responsible to anyone other than PSA and Offeror for providing the protections afforded to customers of Goldman Sachs or for providing advice in relation to the Offers or any other matter referred to in this announcement.

Citigroup Global Markets Limited ("Citigroup") is acting as financial adviser and corporate broker to P&O and no one else in connection with the Offers and will not be responsible to any other person for providing the protections afforded to clients of Citigroup or for providing advice in relation to the Offers or any other matters referred to in this announcement.

N M Rothschild & Sons Limited ("Rothschild") is acting as financial adviser to P&O and no one else in connection with the Offers and will not be responsible to any other person for providing the protections afforded to clients of Rothschild or for providing advice in relation to the Offers or any other matters referred to in this announcement.

Morgan Stanley & Co Limited ("Morgan Stanley") is acting as corporate broker to P&O and no one else in connection with the Offers and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for providing advice in relation to the Offers or any other matters referred to in this announcement.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this announcement and any formal documentation relating to the Offers are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and will not be capable of acceptance by any such use, instrumentality or facility within any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. The Offers (unless otherwise determined by PSA and the Offeror and permitted by applicable law and regulation) will not be made, directly or indirectly, in or into, or by the use of mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of, any Restricted Jurisdiction and the Offers will not be capable of acceptance by any such use, means, instrumentality or facilities.

The ability of P&O Stockholders who are not resident in the United Kingdom to accept the Offers may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Loan Notes to be issued to Deferred Stockholders in connection with the Offer have not been, and will not be listed on any stock exchange, and have not been and will not be, registered under the Securities Act or under the securities laws of any state, territory, district or other jurisdiction of the United States, and the Loan Notes have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia, Japan or any other jurisdiction in which the offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes. The Loan Notes are not being, and may not be, offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia, Japan or any other jurisdiction in which the offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes or to, or for, the account or benefit of, any US person or any person resident in the United States, Canada, Australia, Japan or any other such jurisdiction.

Terms used in this summary shall have the meaning given to them in Appendix III to the attached Rule 2.5 announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of P&O, all "dealings" in any "relevant securities" of P&O (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes or is declared unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of P&O, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of P&O by PSA or P&O, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Forward Looking Statements

This announcement contains statements about PSA, the Offeror and P&O that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans', 'believes', 'expects', 'aims', 'intends', 'will', 'may', 'anticipates', 'estimates', 'projects' or words or terms of similar substance or the negative thereof are forward-looking statements. Forward-looking statements include statements relating to the following (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of PSA's, the Offeror's or P&O's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on PSA's, the Offeror's or P&O's business.

These forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of PSA, the Offeror or of P&O. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to PSA, the Offeror or P&O or any of their members or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included in this announcement are based on information available to us on the date hereof. Investors should not place undue reliance on such forward-looking statements, and neither PSA, the Offeror nor P&O undertakes any obligation to update publicly or revise any forward-looking statements.

APPENDIX I

Conditions and Terms to the Offer

PART A CONDITIONS AND FURTHER TERMS OF THE OFFER

The Offer, which will be made by UBS Investment Bank and Goldman Sachs International on behalf of the Offeror, will comply with the rules and regulations of the Financial Services Authority and the London Stock Exchange and the City Code.

1. Conditions of the Offer

P&O and the Offeror have agreed that the Offer is conditional upon the following matters:

1.1 valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Offeror may, with the consent of the Panel or in accordance with the City Code, decide) in respect of Deferred Stock which would result in the Offeror and/or any other members of the wider Offeror Group holding Deferred Stock carrying in aggregate more than 50 per cent. in nominal value of the aggregate of (i) the total number of Deferred Stock; and (ii) the maximum or such lesser number as the Offeror may decide of the number of further units of Deferred Stock as are required to be allotted and/or issued pursuant to the P&O Stock Schemes, provided that this condition shall not be satisfied unless the Offeror and/or any other members of the wider Offeror Group shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise and, in respect of Preferred Stock and Concessionary Stock, whether unconditionally or conditionally on the Offer becoming or being declared unconditional in all respects and becoming effective) P&O Stock carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of P&O provided that, unless the Offeror otherwise determines, this Condition 1.1 shall not be capable of being satisfied until such time as all of the Conditions in paragraphs 1.2 to 1.8 (inclusive) are either satisfied or waived (in accordance with paragraph 2.1 of this appendix). For the purposes of this Condition Deferred Stock which has been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights they will carry on being entered into the Register of Members of the Company;

1.2 the Offeror having made all necessary filings ("EFA Filings") pursuant to the Exon-Florio Amendment, Section 721 of Title VII of the Defence Production Act of 1950, as amended, 50 U.S.C. App. Section 2170 (the "EFA") and:

1.2.1 the Committee on Foreign Investment in the United States ("CFIUS") having advised the Offeror in writing of its determination pursuant to Section 800.502 of the United States Department of the Treasury's regulations implementing the EFA (31 C.F.R. Part 800) (the "Regulations") not to investigate the acquisition by the Offeror of P&O's United States operations (the "U.S. Acquisition"); or

1.2.2 if CFIUS determines to investigate the U.S. Acquisition pursuant to Section 800.503 of the Regulations, the President of the United States having not announced a decision to take action against the U.S. Acquisition by no later than midnight on the fifteenth (15th) calendar day after the completion or termination of the investigation by CFIUS or, if the fifteenth (15th) calendar is not a business day, no later than the next business day following the fifteenth (15th) calendar day, pursuant to Section 800.504 of the Regulations; or

1.2.3 ninety (90) calendar days have elapsed since the Offeror submitted an EFA filing which CFIUS has accepted as complete;

1.3 all required filings having been made under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations thereunder and all or any applicable waiting periods with respect thereto having expired, lapsed or been terminated as appropriate, in each case in respect of the Offer;

1.4 one of the following occurring:

1.4.1 the Offeror receiving written notice issued by or on behalf of the Treasurer of the Australian Government ("**Treasurer**") stating that there are no objections under the Australian Government's foreign investment policy to the Offer;

1.4.2 the expiry of the period provided under the Australian Foreign Acquisitions and Takeovers Act ("**FATA**") during which the Treasurer may make an order or an interim order under the FATA prohibiting the Offer, without such an order or interim order having been made; or

1.4.3 if an interim order is made to prohibit the Offer, the subsequent period for making a final order having elapsed, without such final order being made;

1.5 insofar as the Offer constitutes, or is deemed to constitute, a concentration with a Community dimension within the scope of Council Regulation (EC) 139/2004 (the "**Merger Regulation**") and the European Commission does not refer the whole of that concentration to one or more Member State Competent Authorities, the European Commission deciding that it does not intend to initiate proceedings under Article 6(1)(c) of the Merger Regulation (or being deemed to have done so under Article 10(6) of the Merger Regulation) in respect of the concentration (or the part that has not been referred);

1.6 the receipt of evidence in form reasonably satisfactory to the Offeror, that in relation to the Offer and the acquisition of control of P&O by the Offeror or any member of the Offeror Group, all necessary filings have been made and all applicable waiting and other time periods have expired, lapsed or been terminated and any approvals reasonably deemed necessary or desirable by the Offeror in the context of the Offer as a whole have been obtained, provided that this Condition does not relate to any filing, applicable waiting or other time periods and/or approvals directly or indirectly related to, or connected with, the legislation, practice and/or authorities or other bodies referred to in Conditions 1.2 to 1.5 (inclusive) and provided further that this Condition shall apply mutatis mutandis in relation to any reference of whole or part of the concentration by the European Commission to one or more Member State Competent Authorities as referred to in Condition 1.5;

1.7 save in respect of any matters fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group prior to the date hereof, no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person (including, without limitation, any governmental minister or person holding similar office or person acting on any of their behalves) whatsoever in any relevant jurisdiction (each a "Third Party") having as a result of the Offer decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which is material in the context of the Offer which would or is reasonably considered by the Offeror as likely to:

1.7.1 require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the wider Offeror Group or any member of the wider P&O Group of all or any portion of their respective businesses, assets or properties or

any part thereof which, in any such case, is material in the context of the wider Offeror Group or the wider P&O Group in either case taken as a whole;

1.7.2 require, prevent or delay the divestiture by any member of the wider Offeror Group of any stock or other securities in P&O;

1.7.3 impose any material limitation on, or result in a material delay in, the ability of any member of the wider Offeror Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of stock or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider P&O Group or the wider Offeror Group or to exercise management control over any such member;

1.7.4 make the Offer or its implementation or the acquisition or proposed acquisition by the Offeror or any member of the wider Offeror Group of any shares or other securities in, or control of, P&O, void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith in any material respect;

1.7.5 require any member of the wider Offeror Group or the wider P&O Group to acquire or offer to acquire, any shares or other securities (or the equivalent) or interest in any member of the wider P&O Group owned by any third party (other than in the implementation of the Offer);

1.7.6 impose any limitation that is material in the context of the wider Offeror Group taken as a whole on the ability of the wider Offeror Group or any member of the wider P&O Group to integrate or co-ordinate the business, or any part of it, of any member of the wider P&O Group with the businesses of any member of the wider Offeror Group or any other member of the wider P&O Group;

1.7.7 result in any member of the wider P&O Group ceasing to be able to carry on business under any name under which it presently does so which in any such case is material in the context of the wider P&O Group taken as a whole; or

1.7.8 otherwise adversely affect the business, assets, profits or prospects of any member of the wider Offeror Group or of any member of the wider P&O Group to an extent which is material in the context of the wider Offeror Group or of the wider P&O Group in either case taken as a whole,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any relevant jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any P&O Stock having expired, lapsed or been terminated; provided that this Condition does not relate to any action, proceeding, suit, investigation, enquiry or reference, statute, regulation, decision or order (enacted, made or proposed), other steps, applicable waiting and/or other time periods directly or indirectly related to, or connected with, the legislation, practice and/or authorities or other bodies referred to in Conditions 1.2 to 1.5 (inclusive);

1.8 all necessary notifications, filings and applications having been made in connection with the Offer and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider Offeror Group of any stock or other securities in, or control of, P&O and all authorisations, orders, recognition, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by the Offeror or any member of the wider Offeror Group in respect of the

Offer or the proposed acquisition of any stock or other securities in, or control of, P&O by any member of the wider Offeror Group having been obtained in terms and in a form reasonably satisfactory to the Offeror from all appropriate Third Parties or persons with whom any member of the wider P&O Group has entered into contractual arrangements in each case where the absence of any of the foregoing would have a material adverse effect on the wider P&O Group taken as a whole and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate to carry on the business of any member of the wider P&O Group remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Offer becomes otherwise unconditional and all necessary statutory or regulatory obligations in any relevant jurisdiction having been materially complied with, provided that this Condition does not relate to any notification, filing, application, statutory and/or regulatory obligations, authorisations, orders, recognition, grants, consents, licences, confirmations, clearances, permissions and/or approvals directly or indirectly related to, or connected with, the legislation, practice and/or authorities or other bodies referred to in Conditions 1.2 to 1.5 (inclusive);

1.9 save as disclosed in P&O's scheme document dated 20 December 2005 or P&O's annual report and accounts for the year ended 31 December 2004 or in the interim results statement of P&O for the six months ended 30 June 2005 announced in 11 August 2005 or as otherwise fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group or otherwise publicly announced by P&O through a Regulatory Information Service in each case prior to the date hereof, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider P&O Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any stock or other securities in P&O or because of a change in the control or management of P&O or otherwise, would or might reasonably be expected to result in, to an extent which is material in the context of the wider P&O Group taken as a whole:

1.9.1 any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to, any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

1.9.2 any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

1.9.3 any assets or interests of any such member being or failing to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged other than in the ordinary course of trading;

1.9.4 the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

1.9.5 the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

1.9.6 the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

1.9.7 any such member ceasing to be able to carry on business under any name under which it presently does so; or

1.9.8 the creation of any material liability, actual or contingent, by any such member other than in the ordinary course of trading,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider P&O Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs 1.9.1 to 1.9.8 of this Condition 1.9 to an extent which is material in the context of the wider P&O Group as a whole;

1.10 except as disclosed in P&O's scheme document dated 20 December 2005 or P&O's annual report and accounts for the year ended 31 December 2004 or in the interim results statement of P&O for the six months ended 30 June 2005 announced on 11 August 2005 or as otherwise publicly announced by P&O through a Regulatory Information Service or otherwise fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group in each case prior to the date hereof, no member of the wider P&O Group having, since 31 December 2004 to an extent which is material in the context of the wider P&O Group taken as a whole:

1.10.1 save as between P&O and wholly-owned subsidiaries of P&O or for P&O Stock issued pursuant to the exercise of options granted under the P&O Stock Schemes, issued, authorised or proposed the issue of additional stock or shares of any class;

1.10.2 save as between P&O and wholly-owned subsidiaries of P&O or for the grant of options under the P&O Stock Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into stock or shares of any class or rights, warrants or options to subscribe for, or acquire, any such stock or convertible securities;

1.10.3 other than to another member of the wider P&O Group or to holders of Preferred Stock or Concessionary Stock in accordance with the provisions of the Charter and the Regulations referred to therein, recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

1.10.4 save for intra-P&O Group transactions and other than in the ordinary course of business, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest;

1.10.5 save for intra-P&O Group transactions, made or authorised or proposed or announced an intention to propose any change in its loan capital;

1.10.6 save for intra-P&O Group transactions, issued, authorised or proposed the issue of any debentures or, other than in the ordinary course of its business, incurred or increased any indebtedness or become subject to any contingent liability;

1.10.7 purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own stock or shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (1) above, made any other change to any part of its stock or share capital;

1.10.8 save for intra-P&O Group transactions, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement or entered into or changed the terms of any contract with any director or senior executive of P&O otherwise than in the ordinary course of business;

1.10.9 entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is likely to be materially restrictive on the businesses of any member of the wider P&O Group or the wider Offeror Group or which involves or is likely to involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business and which is in any case material in the context of the wider P&O Group taken as a whole;

1.10.10 taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

1.10.11 entered into any contract, transaction or arrangement which would be materially restrictive on the business of any member of the wider P&O Group other than to a nature and extent which is normal in the context of the business concerned;

1.10.12 waived or compromised any claim otherwise than of an amount in the ordinary course of business or which is immaterial in the context of the business of the wider P&O Group taken as a whole; or

1.10.13 entered into any legally binding contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

1.11 since 31 December 2004 and save as disclosed in P&O's scheme document dated 20 December 2005 or the annual report and accounts for the year then ended or in the interim results statement of P&O for the six months ended 30 June 2005 announced on 11 August 2005 and save as publicly announced through a Regulatory Information Service by P&O prior to the date hereof and save as fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group prior to the date hereof:

1.11.1 no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of the wider P&O Group taken as a whole to the extent material to the wider P&O Group taken as a whole;

1.11.2 no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider P&O Group is a party (whether as a plaintiff, defendant or otherwise) and (other than as a result of the Offer) no investigation by any Third Party against or in respect of any member of the wider P&O Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider P&O Group which in any such case might be reasonably expected adversely and materially to affect the wider P&O Group taken as a whole;

1.11.3 no contingent or other liability in respect of any member of the wider P&O Group having arisen or having become apparent to the Offeror which is material in the context of the wider P&O Group taken as a whole; and

1.11.4 no steps having been taken which are reasonably likely to result in the withdrawal, cancellation, termination or material modification of any licence held by any member of the wider P&O Group which is material in the context of the wider P&O Group taken as a whole;

1.12 except as fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group or publicly announced through a Regulatory Information Service in each case prior to the date hereof, the Offeror not having discovered:

1.12.1 that any financial, business or other information concerning the wider P&O Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider P&O Group is materially misleading, contains a material misrepresentation of fact or omits to state a material fact necessary to make that information not misleading to an extent which in any case is material in the context of the wider P&O Group taken as a whole;

1.12.2 that any member of the wider P&O Group is subject to any material liability (contingent or otherwise) which is not disclosed in P&O's scheme document dated 20 December 2005 or the annual report and accounts of P&O for the year ended 31 December 2004 or the interim results statement of the P&O Group for the six months ending on 30 June 2005 announced on 11 August 2005 and which is material in the context of the wider P&O Group taken as a whole; or

1.12.3 any information which affects the import of any information disclosed at any time by or on behalf of any member of the wider P&O Group and which is material in the context of the wider P&O Group taken as a whole; and

1.13 save as fairly disclosed by or on behalf of any member of the wider P&O Group to any member of the wider Offeror Group or publicly announced through a Regulatory Information Service in each case prior to the date hereof, in relation to any release, emission, discharge, disposal or other fact or circumstance which has caused pollution of the environment or harm to human health, no past or present member of the wider P&O Group having, in any manner or to an extent which is material in the context of the wider P&O Group as a whole (i) committed any violation of any laws, statutes, ordinances or regulations of any Third Party and/or (ii) incurred any liability (whether actual or contingent) with respect thereto, which is material in the context of the wider P&O Group taken as a whole.

For the purposes of these Conditions the "wider P&O Group" means P&O and its subsidiary undertakings, associated undertakings and any other undertaking in which P&O and/or such undertakings (aggregating their interests) have a significant interest and the "wider Offeror Group" means the Offeror, its parent undertaking and its subsidiary undertakings, associated undertakings and any subsidiary undertakings or associated undertakings of such parent undertaking and any other undertaking in which the Offeror and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to that Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Act).

2. Further terms of the Offer:

2.1 The Offeror reserves the right to waive, in whole or in part, all or any of the above Conditions, except Condition 1.1, 1.3 and 1.4. The Offeror shall be under no obligation under these Conditions to waive or treat as satisfied any of such Conditions by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding

that the other Conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such Conditions may not be capable of fulfilment.

2.2 If the Offeror is required by the Panel to make an offer for Deferred Stock under the provisions of Rule 9 of the City Code, the Offeror may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

2.3 The Offer will lapse if either: (i) it is referred to a serious doubts investigation under Article 6(1)(c) of Council Regulation (EC) 139/2004; or (ii) following a referral by the European Commission under Article 9.1 to a competent authority in the United Kingdom, there is a subsequent reference to the Competition Commission, in either case before 3.00 p.m. on the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later.

2.4 The Deferred Stock will be acquired pursuant to the Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of the announcement of the Offer on 26 January 2006.

2.5 The Offer will be governed by English law and be subject to the jurisdiction of the English courts, to the Conditions set out above and in the formal Offer Document and related Form of Acceptance.

PART B: CONDITIONS AND FURTHER TERMS OF THE CONCESSIONARY OFFER

1. Conditions of the Concessionary Offer

The Concessionary Offer which will be made by UBS Investment Bank and Goldman Sachs International on behalf of the Offeror, will comply with the rules and regulations of the Financial Services Authority and the London Stock Exchange and the City Code and will be conditional upon the Offer becoming or being declared unconditional in all respects and becoming effective by not later than 26 January 2007 or such later date (if any) as (subject to the Code) the Offeror and P&O may agree.

2. Further terms of the Concessionary Offer

2.1 The Concessionary Stock will be acquired pursuant to the Concessionary Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever.

2.2 The Concessionary Offer will be governed by English law and be subject to the jurisdiction of the English courts, to the Conditions set out above and in the formal Offer Document and related Form of Acceptance.

PART C: CONDITIONS AND FURTHER TERMS OF THE PREFERRED OFFER

1. Conditions of the Preferred Offer

The Preferred Offer which will be made by UBS Investment Bank and Goldman Sachs International on behalf of the Offeror, will comply with the rules and regulations of the Financial Services Authority and the London Stock Exchange and the City Code and will be conditional upon the Offer becoming or being declared unconditional in all respects and becoming effective by not later than 26 January 2007 or such later date (if any) as (subject to the Code) the Offeror and P&O may agree.

2. Further terms of the Preferred Offer

2.1 The Preferred Stock will be acquired pursuant to the Preferred Offer fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and any other rights and interests of any nature whatsoever.

2.2 The Preferred Offer will be governed by English law and be subject to the jurisdiction of the English courts, to the Conditions set out above and in the formal Offer Document and related Form of Acceptance.

APPENDIX II

Bases Of Calculation And Sources Of Information

Unless otherwise stated, the financial information relating to P&O has been extracted or derived, without material adjustment, from the Annual Report and Accounts for the year ended 31 December 2004 and Interim Results for P&O for the six months ended 30 June 2005.

The Offer values the entire issued Deferred Stock capital of P&O at approximately £3,545 million, based on the Offer Price of 470 pence in cash per unit of Deferred Stock and 754,341,832 units of Deferred Stock being in issue (as sourced from the P&O' Rule 2.10 announcement of 19 January 2006).

The market prices of units of Deferred Stock have been derived from the Daily Official List of the London Stock Exchange.

The 2004 price earnings multiple is calculated by reference to P&O's headline earnings per share for that year of 18.1 pence, as restated in accordance with IFRS. Underlying earnings per share exclude separately disclosable items but include the contribution from discontinued businesses.

APPENDIX III

Definitions

The following definitions apply throughout this document, unless the context requires otherwise:

Acquisition	the Offer, the Concessionary Offer and the Preferred Offer as described in this announcement
Act or Companies Act	the Companies Act 1985 (as amended)
acting in concert	has the meaning given by the City Code
Australia	the Commonwealth of Australia, its territories and possessions
Business Day	any day, other than a Saturday, Sunday or public holiday or bank holiday, on which banks are open for business in the City of London
Canada	Canada, its provinces and territories and all areas subject to its jurisdiction
Citigroup	Citigroup Global Markets Limited
City Code	the City Code on Takeovers and Mergers
Closing Price	the closing middle-market price as derived from the Daily Official List of the London Stock Exchange
Company	P&O
Concessionary Fare Deed Poll	the deed poll to be executed by P&O Ferries under which holders of Concessionary Stock are granted rights to continue to participate in the Concessionary Fare Scheme
Concessionary Fare Scheme	the scheme run by P&O and certain of its subsidiaries under which holders of Concessionary Stock are entitled to discount fares on certain car ferry routes
Concessionary Offer	the offer for the Concessionary Stock
Concessionary Rules	the rules of the Concessionary Fare Scheme (revised as at April 2005) to be attached to the Concessionary Fare Deed Poll, as amended or varied from time to time
Concessionary Stock	the 5.5% (net) non-cumulative preferred stock of P&O of £1 nominal amount in the capital of the Company
Concessionary Stockholder(s)	holders of Concessionary Stock
Concessionary Unit(s)	the unit(s) of entitlement (to be created by the Concessionary Fare Dee Poll) to discounted fares on certain P&O ferries, subject to the terms and conditions of the Concessionary Fare Scheme

Conditions	the conditions of the Offers set out in Appendix I to this announcement ("**Condition**") means any one of them
Daily Official List	the daily official list of the London Stock Exchange
Deferred Stock	units of deferred stock of £1 nominal amount each in the capital of the Company
Deferred Stockholder(s)	holder(s) of units of Deferred Stock
DP World	DP World, the global ports business of PCFC
Ferries Business	those car ferry services operated by certain companies within the P&O Group to which the Concessionary Fare Scheme is applicable and as identified in the Concessionary Rules from time to time
Forms of Acceptance	the forms of acceptance, election and authority relating to the Offers which will accompany the Offer Document, and "Form of Acceptance" means any one of them
Goldman Sachs	Goldman Sachs International
Interest Rate	a rate equivalent to 6 month LIBOR less 1 per cent. (as determined on the first business day of each interest period)
Japan	Japan, its cities and prefectures, territories and possessions
Listing Rules	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000, and contained in the UK Listing Authority's publication of the same name
Loan Notes	the loan notes to be issued by the Offeror pursuant to the Loan Note Alternative
Loan Note Alternative	the alternative available under the Offer under which Deferred Stockholders (other than P&O Stockholders in Restricted Jurisdictions) who validly accept the Offer may, in accordance with the terms of the Offer Document, elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer
London Stock Exchange	London Stock Exchange plc
Offer	the recommended cash offer to be made by UBS Investment Bank and Goldman Sachs International on behalf of the Offeror, to acquire the Deferred Stock on the terms and subject to the conditions to be set out in the Offer Document and the relevant Form of Acceptance including, where the context so requires any subsequent revision, variation, extension or renewal of such offer

Offers	the Offer, the Concessionary Offer and the Preferred Offer
Offer Document	the document to be despatched on behalf of the Offeror containing the terms and conditions of the Offers and/or, where appropriate, any other document(s), including, without limitation, any Forms of Acceptance, containing terms and conditions of the Offers constituting the full terms and conditions of the Offers or by which the Offers are expressed to be made
Offeror	PSA Venture (UK) Limited a company incorporated in England and Wales with registered number 5658131. The Acquisition may be made by one or more new companies in addition to the Offeror. In these circumstances, all references to Offeror should be construed (unless the context otherwise requires) to include any such additional new companies
P&O	P&O
P&O Board or P&O Directors	the board of directors of P&O
P&O's Charter or the Charter	the Royal Charter of the Company dated 31 December 1840 and any supplemental Charter in effect from time to time
P&O Ferries	P&O Ferries Ltd.
P&O Group	P&O and its subsidiary undertakings and where the context permits, each of them, at the date hereof
P&O Stockholders or Stockholders	holders of P&O Stock from time to time
P&O Stock	Deferred Stock, Preferred Stock and Concessionary Stock
P&O Sharesave Schemes	the P&O 1994 Save as You Earn Stock Option Scheme, the P&O 2004 UK Sharesave Plan, the P&O 2004 Global Sharesave Plan, the P&O 2004 Global Sharesave Plan (SAR Version), the P&O Irish Sharesave Plan and the P&O 2004 Irish Sharesave Plan
P&O Stock Scheme(s)	the P&O 2000 Executive Stock Option Plan, the P&O 1994 UK Executive Stock Option Scheme, the P&O Performance Share Plan, the P&O 2005 Matching Share Plan, the P&O Deferred Bonus and Co-investment Matching Plan, the P&O Long Term incentive Plan and the P&O Sharesave Schemes
Panel	the Panel on Takeovers and Mergers
Pounds sterling or £	UK pounds sterling (and references to "pence" shall be construed accordingly)

PCFC	Ports, Customs and Free Zone Corporation, a Dubai public corporation established by Dubai Royal Decree under Law No. (1) of 2001
Preferred Offer	the offer for the Preferred Stock
Preferred Stock	the 5 per cent. cumulative redeemable preferred stock of P&O of £1 nominal amount in the capital of the Company
Restricted Jurisdiction	any of the United States, Canada, or Japan, or any other jurisdiction where the making of or the acceptance of the Offers would violate the law of that jurisdiction
Regulations	the Regulations comprising the Schedule to the Charter
Regulatory Information Service or RIS	any of the services set out in schedule 12 to the Listing Rules
Rothschild	N M Rothschild & Sons Limited
Securities Act	the US Securities Act of 1933, as amended
TEU	twenty foot equivalent units
Thunder FZE	Thunder FZE, a Free Zone Establishment formed pursuant to law No. (9) of 1992 of H.H. Sheikh Maktoum Bin Rashid Al Maktoum, Ruler of Dubai, and the Implementing Regulations issued thereunder by the Jebel Ali Free Zone Authority Dubai
Thunder Offer	the cash offer announced on 29 November 2005 by Thunder FZE to, among other things, acquire the whole of the issued and to be issued Deferred Stock of P&O to be effected by means of a scheme of arrangement
Thunder Scheme Meetings	the Extraordinary General Meeting and the Court and Class Meetings convened to vote on the Thunder Offer, originally scheduled for 20 January 2006 and adjourned to a date no later than 15 February 2006
UBS or UBS Investment Bank	UBS Limited
Unit	in relation to any class of P&O Stock means £1 nominal of such stock
UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland
US or United States	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

For the purposes of this Announcement **"associated undertaking", "subsidiary undertaking",** and **"undertaking"** have the meanings given to them by the Companies Act, but for these purposes ignoring paragraph 20(1b) of Schedule 4A of the Companies Act.